UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Eros International, Plc

(Name of Issuer)

A Ordinary Shares, par value £0.30 per share

(Title of Class of Securities)

G3788M114

(CUSIP Number)

Mahesh Kumar

Withers Khattarwong

80 Raffles Place, #25-01 UOB Plaza 1

Singapore 048624

+65 6922 4094

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vijay Ahuja

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,216,667 A ordinary shares held by Vijay Ahuja as an individual.

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 5,216,667 A ordinary shares held by Vijay Ahuja as an individual.

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,216,667 A ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 7.1%[1]

14.	Type of Reporting Person (See Instructions) IN, HC

____________________________

[1]       Calculated on the basis of - 73,270,466 A ordinary shares outstanding as of December 4, 2018.

Item 1.	Security and Issuer

This Schedule 13D is being filed to report the reporting person’s named herein (the “Filing Person”) beneficial ownership of the A ordinary shares, par value GBP 0.30 per share of Eros International Plc, an Isle of Man limited company (the “Issuer”). The principal executive offices of the Issuer are located at 550 County Avenue, Secaucus, New Jersey 07094.

The A ordinary shares reported herein as beneficially owned by Vijay Ahuja consist of the number of A ordinary shares owned by Vijay Ahuja as an individual

The Filing Person previously reported his ownership of A ordinary shares pursuant to a Schedule 13D originally filed on 22nd Decemeber 2017 by Vijay Ahuja and SG Kleinwort Hambros Trust Company (CI) Limited (SGKHTCL) as Trustee of Ganesh Trust (the “Original Schedule 13D”). Following the consummation of the transactions described in Item 5 hereof only Vijay Ahuja as an individual is now required to file Schedule 13D and SG Kleinwort Hambros Trust Company (CI) Limited (SCKHTCL) is no longer a Filing Person person with respect to this filing.

Item 2.	Identity and Background

(i)       Vijay Ahuja

The principal business address of Vijay Ahuja is 10 Draycott Park, #07-07 Draycott 8, Singapore 259405. On 20th December 2018 Vijay Ahuja retired from his position as Executive Director and member of the board of the Issuer at its Annual General Meeting. Vijay Ahuja is an employee of the Issuer. Vijay Ahuja is a citizen of the United Kingdom.

During the last five years, the Filing Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby incorporated herein by reference and amended as follows:

The responses to Item 5 of this Schedule 13D are incorporated herein by reference.

Item 4.	Purpose of Transaction

On May 4 2018, SG Kleinwort Hambros Trust Company (CI) Limited as Trustee of Ganesh Trust elected to distribute all 5,100,000 A ordinary shares it was holding to Vijay Ahuja in his personal name and the Trust was then dissolved. As a result of this transaction, Vijay Ahuja’s holdings were as follows: 5,266,667 A ordinary shares.

Vijay Ahuja sold 50,000 A ordinary shares on September 15, 2018:

As a result of this transaction, Vijay Ahuja’s holdings are 5,216,667 A ordinary shares

The Filing Person may, from time to time, acquire additional shares or dispose of some or all of his shares or may continue to hold the shares, depending on business and market conditions, his continuing evaluation of the business and prospects of the Company and other factors.  The Filing Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)   Interests of Reporting Persons and Others:

(1)    Mr. Vijay Ahuja: As of the date of this filing, Vijay Ahuja has beneficial ownership of an aggregate of 5,216,667 A ordinary shares, or approximately 7.1% of the A ordinary shares (determined as provided in Rule 13d-3). All of these shares being held in his personal name.

(c)  Except for the transactions described in Item 4 hereof, There have been no transactions in shares by the Filing Person in the last 60 days. Please see Item 4 for a detailed description of the transactions that resulted in the current beneficial ownership of the A ordinary shares and B ordinary shares by the Filing Person.

(d)  No person other than the Filing Person has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.

(e)  N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2019

/s/ Vijay Ahuja
Vijay Ahuja